SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

J.C. Penney Company, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

708160106

(CUSIP Number)

Joseph Macnow
Executive Vice President - Finance and
Administration and Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, New York 10019
(212) 894-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
Neil Whoriskey
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

October 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 708160106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Vornado Realty Trust 22-1657560

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 18,584,010 (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 18,584,010 (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,400,000 (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 10.7% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) HC/OO (real estate investment trust)

CUSIP No. 708160106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Vornado Realty L.P. 13-3925979

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 18,584,010 (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 18,584,010 (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,400,000 (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 10.7% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) HC/PN

CUSIP No. 708160106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) VNO Fashion LLC 27-3532027

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,184,610 (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,184,610 (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,184,610 (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 7.4% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 708160106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) VSPS I LLC 20-2496657

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0 (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0 (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,815,990 (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 2.2% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 708160106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Two Penn Plaza REIT, INC. 13-3948243

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 767,808 (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 767,808 (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 767,808 (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0.4% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) HC/CO

CUSIP No. 708160106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Two Penn Plaza REIT JP Fashion LLC 45-0838913

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 767,808 (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 767,808 (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 767,808 (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0.4% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 708160106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) CESC H Street LLC 20-2749931

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 831,792 (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 831,792 (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 831,792 (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0.4% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) HC/OO (limited liability company)

CUSIP No. 708160106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) H Street Building Corporation 53-0079097

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 831,792 (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 831,792 (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 831,792 (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0.4% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) HC/CO

CUSIP No. 708160106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) H Street JP Fashion LLC 45-0838411

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 831,792 (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 831,792 (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 831,792 (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0.4% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 708160106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Vornado RTR, Inc. 22-3685963

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 799,800 (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 799,800 (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 799,800 (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0.4% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) HC/CO

CUSIP No. 708160106

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) PCJ I Inc. 45-2403589

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 799,800 (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 799,800 (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 799,800 (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0.4% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) CO

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed by Vornado Realty Trust, a Maryland real estate investment trust, Vornado Realty L.P., a Delaware limited partnership, VNO Fashion LLC, a Delaware limited liability company and VSPS I L.L.C., a Delaware limited liability company, with the Securities and Exchange Commission on October 8, 2010 (the “Schedule 13D”) and amended on November 10, 2010, January 25, 2011, February 9, 2011, February 25, 2011 and September 19, 2011, relating to the common stock, par value $.50 per share (the “Common Shares”), of J.C. Penney Company, Inc., a Delaware corporation (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2	IDENTITY AND BACKGROUND

The first paragraph of Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)-(c) and (f)  This statement is being filed by Vornado Realty Trust, a Maryland real estate investment trust (“Vornado”), Vornado Realty L.P., a Delaware limited partnership (“VRLP”), VNO Fashion LLC, a Delaware limited liability company (“Fashion”), VSPS I L.L.C., a Delaware limited liability company (“VSPS”), Two Penn Plaza REIT, INC., a New York corporation (“Two Penn Inc”),  Two Penn Plaza REIT JP Fashion LLC, a Delaware limited liability company (“Two Penn LLC”), CESC H Street LLC, a Delaware limited liability company (“CESC”), H Street Building Corporation, a Delaware corporation (“H Street Corp”), H Street JP Fashion LLC, a Delaware limited liability company (“H Street LLC”), Vornado RTR, Inc., a Delaware corporation (“Vornado RTR”) and PCJ I Inc., a Delaware corporation (“PCJ” and together with Vornado, VRLP, Fashion, VSPS, Two Penn Inc, Two Penn LLC, CESC, H Street Corp, H Street LLC and Vornado RTR, the “Reporting Persons”).  The Reporting Persons entered into an amended and restated joint filing agreement dated October 9, 2012, a copy of which is attached as Exhibit 99.6.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

VRLP is also the sole member of CESC.  VRLP is the controlling shareholder of Two Penn Inc, holding 99.99% of the shares of Two Penn Inc.  Two Penn Inc is the sole member of Two Penn LLC.  CESC is the controlling shareholder of H Street Corp, holding 99.99% of the shares of H Street Corp.  H Street Corp is the sole member of H Street LLC.  VRLP is the sole shareholder of Vornado RTR and Vornado RTR is the sole shareholder of PCJ.

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On October 8, 2012, VSPS and DB entered into an amended and restated confirmation for the Forward Transaction relating to 4,815,990 Common Shares.  All of the funds required to acquire such shares are expected to be obtained from the capital of Vornado.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On October 8, 2012, VSPS and DB entered into an amended and restated confirmation for the Forward Transaction pursuant to which DB has agreed to sell to VSPS, for settlement no later than October 8, 2022, 4,815,990 Common Shares at a per share forward price determined based on a formula.  At any time during the term of the Forward Transaction, VSPS may accelerate settlement of the Forward Transaction, in whole or in part, upon one business day’s prior notice to DB, and DB may accelerate settlement of the Forward Transaction, in whole or in part, (a) in the case of a credit downgrade of VSPS, upon one business day’s prior notice to VSPS or (b) on October 8, 2014, or any one or two year anniversary thereof (as applicable), by twenty business days’ prior notice.  The Forward Transaction may be settled, at the election of VSPS, in cash or by delivery of Common Shares in exchange for payment by VSPS of the forward price per share.  VSPS has agreed with DB that, while the Forward Transaction is outstanding, VSPS and its affiliates will not own or otherwise have economic exposure to more than 15.4% of the Common Shares outstanding at such time.

A copy of the amended and restated confirmation for the Forward Transaction is attached hereto as Exhibit 99.7 and incorporated herein by reference.  The foregoing summary of the Forward Transaction is qualified in its entirety by reference to the confirmation.

On March 25, 2011, Fashion transferred 614,701 Common Shares to H Street LLC and 614,700 Common Shares to Two Penn LLC.  On June 10, 2011, Fashion transferred 217,091 Common Shares to H Street LLC, 153,108 Common Shares to Two Penn LLC and 799,800 Common Shares to PCJ.  None of the transfers by Fashion were for consideration.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit 99.6                      Amended and Restated Filing Agreement

Exhibit 99.7                      Amended and Restated Forward Transaction Confirmation between VSPS and DB

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2012

VORNADO REALTY TRUST
By:	/s/ JOSEPH MACNOW
	Name:	Joseph Macnow
	Title:	Executive Vice President Finance and Administration, Chief Financial Officer

VORNADO REALTY L.P.
By:	Vornado Realty Trust, its general partner

	By:	/s/ JOSEPH MACNOW
		Name:	Joseph Macnow
		Title:	Executive Vice President- Finance and Administration, Chief Financial Officer

VNO FASHION LLC
By:	Vornado Realty L.P., Its sole member
	By:	Vornado Realty Trust, its general partner

		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President- Finance and Administration, Chief Financial Officer

VSPS I L.L.C.
By:	Vornado Realty L.P., Its sole member
	By:	Vornado Realty Trust, Its general partner

		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President- Finance and Administration, Chief Financial Officer

Two Penn Plaza REIT, INC.
By:	Vornado Realty L.P., Its controlling shareholder
	By:	Vornado Realty Trust, Its general partner

		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title	Executive Vice President- Finance and Administration, Chief Financial Officer

Two Penn Plaza REIT JP Fashion LLC
By:	Two Penn Plaza REIT, INC. Its sole member
	By:	Vornado Realty L.P., Its controlling shareholder
		By:	Vornado Realty Trust, Its general partner
			By:	/s/ JOSEPH MACNOW
				Name:	Joseph Macnow
				Title:	Executive Vice President- Finance and Administration, Chief Financial Officer

CESC H Street LLC
By:	Vornado Realty L.P., Its sole member
	By:	Vornado Realty Trust, Its general partner
		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title	Executive Vice President- Finance and Administration, Chief Financial Officer

H Street Building Corporation
By:	CESC H Street LLC Its controlling shareholder
	By:	Vornado Realty L.P., Its sole member
		By:	Vornado Realty Trust, Its general partner
			By:	/s/ JOSEPH MACNOW
				Name:	Joseph Macnow
				Title:	Executive Vice President- Finance and Administration, Chief Financial Officer

H Street JP Fashion LLC
By:	H Street Building Corporation Its sole member
	By:	CESC H Street LLC Its controlling shareholder
		By:	Vornado Realty L.P., Its sole member
			By:	Vornado Realty Trust, Its general partner
				By:	/s/ JOSEPH MACNOW
					Name:	Joseph Macnow
					Title:	Executive Vice President- Finance and Administration, Chief Financial Officer

Vornado RTR, Inc.
By:	Vornado Realty L.P., Its sole shareholder
	By:	Vornado Realty Trust, Its general partner
		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President- Finance and Administration, Chief Financial Officer

PCJ I Inc.
By:	Vornado RTR, Inc. Its sole shareholder
	By:	Vornado Realty L.P., Its sole shareholder
		By:	Vornado Realty Trust, Its general partner
			By:	/s/ JOSEPH MACNOW
				Name:	Joseph Macnow
				Title:	Executive Vice President- Finance and Administration, Chief Financial Officer